SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For June 25, 2013

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: June 25, 2013 By: __________________________________

Name: Marcelo Adrián Nuñez
Title: CEO

Buenos Aires, June 25, 2013

To the

Buenos Aires Stock Exchange

____________________________

Re.: Art. 23. Appointment of Executive Directors at MetroGAS S.A.

Dear Sirs,

Please be hereby advised that the Board of Directors of MetroGAS S.A. in the meeting held on June 24, 2013 appointed Fernando Nardini as Administration and Finance Director, Jorge Doumanian as Operations Director and María Carmen Tettamanti as Commercial Director. Mrs. Patricia Carcagno, former Operations Director, was appointed Technical Director.

Yours sincerely,

Magdalena Gonzalez Garaño

Market Relations